Exhibit (d)(4)

FEE WAIVER AND EXPENSE LIMITATION AGREEMENT
October 30, 2024
BNY MELLON INVESTMENT ADVISER, INC.
240 Greenwich Street
New York, New York 10286
Dreyfus Treasury Securities Cash Management
240 Greenwich Street
New York, New York 10286
Re:  Fee Waiver and Expense Limitation
To Whom It May Concern:
Effective May 30, 2025, BNY Mellon Investment Adviser, Inc. ("BNYM Investment Adviser"), intending to be legally bound, hereby confirms its agreement in respect of Dreyfus Treasury Securities Cash Management (the "Fund"), as follows:
Until May 30, 2026, BNYM Investment Adviser will waive receipt of a portion of its management fee in the amount of .03% of the value of the Fund's average daily net assets.  On or after May 30, 2026, BNYM Investment Adviser may terminate this waiver agreement at any time.
This Agreement may only be amended by agreement of the Fund, upon the approval of the Fund's Board of Trustees and BNYM Investment Adviser, to lower the net amounts shown and may only be terminated prior to May 30, 2026, in the event of termination of the Management Agreement between BNYM Investment Adviser and the Fund.
BNY MELLON INVESTMENT ADVISER, INC.
By:	/s/ James Windels James Windels Treasurer

Accepted and Agreed To:
DREYFUS TREASURY SECURITIES CASH MANAGEMENT
By:	/s/ Deirdre Cunnane Deirdre Cunnane Assistant Secretary